FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces 2012 First Quarter Results

Revenue at $787 million up 8%

Operating Income at $54 million

Strong Increase in Group Backlog

Positive Outlook for 2012 confirmed

PARIS, France – May 10th 2012 – CGGVeritas announced today its non-audited first quarter 2012 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise.

Effective January 1, 2012, CGGVeritas changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of an industry with revenues, costs and cash-flows primarily generated in U.S. dollars.

The 2011 first quarter figures shown in this press release were restated as if the change in the Group presentation currency was effective since the January 1, 2004 (IFRS transition). The 4th quarter 2011 figures are presented for information purposes only. They correspond to the conversion into USD of the 2011 accounts provided in Euros as released last February. In the context of our new presentation of cash indicators, 2011 first and fourth quarter EBITDAs and multi-client Capex figures were restated.

First Quarter 2012 Key Figures

In million $	First Quarter 2012	First Quarter 2011*
Revenue	787	729
EBITDAs	212	156
Operating Income	54	23
Net Income	-3	-37
Cash Flow from Operations	193	198
Free Cash Flow	-7	65
Backlog	1 565	1 218

*	Restated figures

CGGVeritas CEO, Jean-Georges Malcor commented:

“In the first quarter 2012, Group revenue increased year-on-year as Sercel delivered record sales and Services remained stable. Group results improved despite operating marine contracts this quarter which were awarded during the second half of 2011 at historic low prices. Our performance plan is progressing well and bearing fruit as the marine modernization plan reached completion in early April with the Oceanic Champion returning to operations and our vessel production rate was high at 92% this quarter.

Our backlog is significantly increasing, confirming the recovery in demand for the high end seismic equipment and services market, with marine prices strengthening year on year and good visibility for our land crews across the year.

With our strengthening operational performance and reinforced technical differentiation, CGGVeritas should continue its journey of growth in 2012 while benefiting from both the excellent financial performance of Sercel and an expected significant improvement of Services, especially in the second half of the year.”

First Quarter 2012 Results

•	Group revenue was $787 million, up 8% year-on-year mainly driven by record high Sercel sales.

•	Group operating income was $54 million. Group margin was 7%:

•	Sercel margin was high at 33% driven by demand for land and marine high resolution surveys.

•	Services margin was negative at 1% mainly due to the continued very low prices in the marine contracts executed this quarter.

•	Net income was a loss of $3 million.

•	Operational cash flow was $193 million, stable year-on-year.

•	After financial costs paid and capital expenditure, including $65 million for the performance upgrade of the Oceanic Champion, free cash flow was negative at $7 million.

•	The acquisition of Global Research Company (GRC) on the 18th of January strengthened Sercel’s diversification into high resolution downhole gauges and sensors.

•	Backlog strengthened to $1.565 billion at the end of March 2012, up 28% year-on-year

First Quarter 2012 Financial Results

First Quarter 2012 key figures

In million $	Fourth Quarter 2011*	First Quarter
		2012	2011*
Group Revenue	906	787	729
Sercel	326	348	275
Services	632	531	533
Group Operating Income	71	54	23
Margin	8%	7%	3%
Sercel	98	116	95
Margin	30%	33%	34%
Services	11	-8	-26
Margin	2%	-1%	-5%
Net Income	21	-3	-37
Margin	2%	0%	-5%
Net Debt	1 411	1 512	1 444
Net Debt to Equity Ratio	37%	39%	38%

*	Restated figures

Revenue

Group revenue was up 8% year-on-year and down 13% sequentially compared to the fourth quarter which was particularly strong. Services revenue was stable year-on-year, while Sercel reached a quarterly record.

In millions $	Fourth Quarter	First Quarter
	2011*	2012	2011*
Group Revenue	906	787	729
Sercel Revenue	326	348	275
Services Revenue	632	531	533
Eliminations	-52	-92	-79
Marine contract	245	189	199
Land contract	64	123	160
Processing	124	106	99
Multi-client	199	114	75
MC marine	160	87	45
MC land	40	27	30

*	Restated figures

Sercel

First quarter revenue was up 26% year-on-year and up 7% sequentially. This particularly high level of sales was mainly related to the first land equipment deliveries for high channel count surveys in the Middle East and also to sustained marine streamer sales. Internal sales, which are generally strong in the first quarter, represented 27% of Sercel total revenue as Sentinel and Nautilus were delivered to the Oceanic Champion.

Services

Revenue was stable year-on-year and down 16% sequentially due to the traditional seasonality of multi-client sales in the fourth quarter.

•

Marine contract revenue was down 5% year-on-year and sequentially down 23% mainly related to the higher rate of 23% of our fleet dedicated to multi-client programs. The vessel availability rate[1] grew to 84% and the production rate[2] to 92% as a result of our strengthening operational performance. The Oceanic Champion, the last of our vessel planned for performance upgrade, left the shipyard on the 31st of March. She is now operating in the North Sea. Our marine performance plan has reached completion with the Vanquish, Oceanic Endeavour, Oceanic Phoenix and Oceanic Champion vessels all returning to operations over the last 18 months with an enhanced configuration of 12 Sentinel solid streamers and Nautilus navigation systems. The Amadeus vessel was effectively transferred to our Vietnamese Joint-Venture on the 27th of March.

[1] -

The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time.

[2] -

The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

•

Land contract revenue was down 23% compared to an exceptionally strong first quarter 2011. Sequentially, it is up 91%. Our winter campaign in North America, where we operated 12 crews, was successful, our operations in Saudi Arabia were sustained and our crews are beginning to remobilize in North Africa in a still uncertain geopolitical context. Worldwide demand for shallow water and OBC operations continue to be strong.

•

Processing, Imaging & Reservoir revenue was up 6% year-on-year and down 15% sequentially compared to the very strong fourth quarter in 2011. Demand for high-end processing remains at high levels especially in our major centers.

•

Multi-client revenue was up 52% year-on-year mainly related to strong after-sales in the Gulf of Mexico and the North Sea. Capex was $76 million. The depreciation rate averaged 71%, with 92% in land and 65% in marine, a high rate due to geographical sales mix this quarter. Net Book Value at the end of March 2012 was $536 million compared to $527 million at the end of December 2011.

•

Multi-client marine revenue was up 95% year-on-year. Capex was $52 million and was focused on offshore Brazil. Prefunding revenue was low at $22 million, a rate of 42%, as some prefunding was postponed to the second quarter. After-sales were particularly strong for a first quarter and reached $65 million with high levels of client interest for our North Sea and Gulf of Mexico data, ahead of lease sales.

•

Multi-client land revenue was down 9% year-on-year. Capex was $24 million dedicated to the pursuit of our Marcellus and Alaska programs. Prefunding revenue was $21 million, a rate of 87%. After-sales were $6 million.

Group EBITDAs was $212 million, a margin of 27%.

	Fourth Quarter	First Quarter
In millions $	2011*	2012	2011*
Group EBITDAs	273	212	156
Margin	30%	27%	21%
Sercel EBITDAs	110	127	108
Margin	34%	36%	39%
Services EBITDAs	198	136	91
Margin	31%	26%	17%

*	Restated figures

Group Operating Income was $54 million. Operating margin was 7%.

	Fourth Quarter	First Quarter
In millions	2011*	2012	2011*
Group Operating Income	71	54	23
Margin	8%	7%	3%
Sercel Operating Income	98	116	95
Margin	30%	33%	34%
Services Operating Income	11	-8	-26
Margin	2%	-1%	-5%

*	Restated figures

Financial Charges

Financial charges were $42 million:

•	Cost of debt was $39 million, including $7 million paid during the quarter

•	Other financial items were $3 million including the unfavorable impact of currency translation

Taxes were $19 million including the favorable impact of $3 million of currency translation.

Group Net Income was a loss of $3 million compared to a loss of $37 million in the first quarter 2011.

Net Income attributable to the owners of CGGVeritas was a loss of $9 million/€7 million after the impact of non-controlling interests of $5 million/€4 million. EPS was negative at €0.04 per ordinary share and negative at $0.06 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was at $193 million, stable compared to $198 million last year.

Capex

Global Capex was $202 million this quarter, up of 68% year-on-year.

•	Industrial Capex was $126 million, up 59% year-on-year
•	Multi-client Capex was $76 million up 85% year-on-year with a 56% prefunding rate

In million $	First Quarter
	2012	2011*
Capex	202	120
Industrial	126	79
Cash Multi-client	76	41
MC marine	52	17
MC land	24	24

*	Restated figures

Free Cash Flow

After financial interests paid during the quarter and Capex, free cash flow was negative at $7 million compared to $65 million in the first quarter of 2011.

Balance Sheet

Group gross debt was $1.975 billion, at the end of March 2012.

Available cash was $462 million after the $50 million cash out related to the acquisition of GRC. Group net debt was $1.512 billion, up 7% from $1.411 billion at the end of 2011.

Net debt to equity ratio, at the end of March 2012, was 39% compared to 37% at the end of December 2011.

First Quarter 2012 Comparisons with First Quarter 2011

Consolidated Income Statement	Fourth Quarter	First Quarter
In millions	2011*	2012	2011*
Exchange rate euro/dollar	1.364	1.318	1.363
Operating Revenue	905.7	786.6	728.6
Sercel	325.5	347.8	275.0
Services	632.1	531.1	532.9
Elimination	-51.9	-92.3	-79.3
Gross Profit	177.3	138.6	96.6
Operating Income	71.0	53.8	23.1
Sercel	97.5	115.5	94.7
Services	10.8	-7.7	-26.0
Corporate and Elimination	-37.3	-54.0	-45.6
Net Financial Costs	-27.6	-41.9	-59.1
Income Tax	-26.1	-21.8	-8.1
Deferred Tax on Currency Translation	-3.2	2.8	5.2
Income from Equity Investments	6.9	3.6	2.0
Net Income	21.0	-3.5	-36.9
Earnings per share (€)	0.08	-0.04	-0.20
Earnings per ADS ($)	0.11	-0.06	-0.27
EBITDAs	272.6	211.9	155.9
Sercel	109.9	126.9	108.2
Services	197.6	136.3	91.3
Industrial Capex	113.6	126.2	79.4
Multi-client Capex	52.2	75.5	40.8

*	Restated figures

Other Information

•	Jean-Georges MALCOR, CEO, will comment on the first quarter results today May 10, during the shareholders meeting at 9:30 AM – at the Auditorium Etoile Saint Honoré – 21, 25 rue Balzac - Paris 8ème.

•	An English language conference call is scheduled today at 3:00 PM (Paris time) – 2:00 PM (London time) – 8:00 AM (US CT) – 9:00 AM (US ET).

To take part in the English language conference, please simply dial five to ten minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789
- International call-in	1-412-317-6789
- Replay	1-877-344-7529 & 1-412-317-0088 –
Conference # 10009283

You will be connected to the conference: “CGGVeritas Q1 2012 results”.

•	Copies of the presentation are posted on the Company website www.cggveritas.com and can be downloaded.

•	The conference call will be broadcast live on the CGGVeritas website www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGGVeritas

First Quarter 2012

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2012	2011(restated)
Operating revenues	786.6	728.6
Other income from ordinary activities	1.2	0.9
Total income from ordinary activities	787.8	729.5
Cost of operations	(649.2)	(632.9)
Gross profit	138.6	96.6
Research and development expenses, net	(21.8)	(20.1)
Marketing and selling expenses	(22.0)	(18.5)
General and administrative expenses	(47.1)	(47.0)
Other revenues (expenses), net	6.1	12.1
Operating income	53.8	23.1
Expenses related to financial debt	(39.5)	(44.9)
Income provided by cash and cash equivalents	0.9	0.5
Cost of financial debt, net	(38.6)	(44.4)
Other financial income (loss)	(3.3)	(14.7)
Income (loss) of consolidated companies before income taxes	11.9	(36.0)
Deferred taxes on currency translation	2.8	5.2
Other income taxes	(21.8)	(8.1)
Total income taxes	(19.0)	(2.9)
Net income (loss) from consolidated companies	(7.1)	(38.9)
Share of income (loss) in companies accounted for under equity method	3.6	2.0
Net income (loss)	(3.5)	(36.9)
Attributable to :
Owners of CGGVeritas	$(8.7)	(40.5)
Owners of CGGVeritas (1)	€(6.6)	(29.7)
Non-controlling interests	$5.2	3.6

Weighted average number of shares outstanding	151,864,165	151,561,798
Dilutive potential shares from stock-options (2)	—	—
Dilutive potential shares from performance share plan (2)	—	—
Dilutive potential shares from convertible bonds (2)	—	—
Dilutive weighted average number of shares outstanding adjusted when dilutive	151,864,165	151,561,798
Net income (loss) per share
Basic	$(0.06)	(0.27)
Basic (1)	€(0.04)	(0.20)
Diluted (2)	$(0.06)	(0.27)
Diluted (1)(2)	€(0.04)	(0.20)

(1)	Converted at the average exchange rate of U.S.$1.318 and U.S.$1.363 per € for the periods end March 31, 2012 and 2011, respectively
(2)	As our net result is a loss, stock-options, performance shares plans and convertible bonds have an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

ANALYSIS BY OPERATING SEGMENTS

	Three months ended March 31, 2012
(in millions of US$)	Services	Equipment	Eliminations and Adjustments	Consolidated Total
Revenues from unaffiliated customers	531.1	255.5	—	786.6
Inter-segment revenues	—	92.3	(92.3)	—
Operating revenues	531.1	347.8	(92.3)	786.6
Other income from ordinary activities	—	—	—	—
Total income from ordinary activities	531.1	347.8	(92.3)	786.6
Operating income (loss)	(7.7)	115.5	(54.0)	53.8

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	March 31, 2012 (unaudited)	December 31, 2011 (restated)
ASSETS
Cash and cash equivalents	462.3	531.4
Trade accounts and notes receivable, net	848.1	876.0
Inventories and work-in-progress, net	386.5	361.5
Income tax assets	115.2	119.4
Other current assets, net	198.8	157.0
Assets held for sale, net	23.4	64.5
Total current assets	2,034.3	2,109.8
Deferred tax assets	186.8	188.8
Investments and other financial assets, net	52.0	24.7
Investments in companies under equity method	158.8	131.7
Property, plant and equipment, net	1,217.3	1,183.2
Intangible assets, net	914,6	865,1
Goodwill, net	2,716.1	2,688.2
Total non-current assets	5,245.6	5,081.7
TOTAL ASSETS	7,279.9	7,191.5

LIABILITIES AND EQUITY
Bank overdrafts	6.0	6.0
Current portion of financial debt	81.5	64.5
Trade accounts and notes payable	475.5	386.4
Accrued payroll costs	163.7	185.7
Income taxes liability payable	103.0	159.7
Advance billings to customers	45.2	51.0
Provisions – current portion	36.8	34.6
Other current liabilities	288.5	272.3
Total current liabilities	1,200.2	1,160.2
Deferred tax liabilities	104.3	110.8
Provisions – non-current portion	106.0	106.7
Financial debt	1,887.1	1,871.6
Other non-current liabilities	51.9	49.8
Total non-current liabilities	2,149.3	2,138.9
Common stock 252,090,578 shares authorized and 151,871,998 shares with a €0.40 nominal value issued and outstanding at March 31, 2012 and 151,861,932 at December 31, 2011	79.8	79.8
Additional paid-in capital	2,669.5	2,669.3
Retained earnings	1,139.1	1,161.1
Other reserves	(21.6)	(17.0)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGGVeritas	(8.7)	(28.2)
Cumulative income and expense recognized directly in equity	(6.5)	(11.5)
Cumulative translation adjustment	7.1	(27.6)
Equity attributable to owners of CGGVeritas SA (1)	3,838.1	3,805.3
Non-controlling interests	92.3	87.1
Total equity	3,930.4	3,892.4
TOTAL LIABILITIES AND EQUITY	7,279.9	7,191.5

(1)	Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec.31, 2011 in euros	Historical consolidated financial statements of Dec.31, 2011 converted into dollar U.S (a)	Restatements (b)	Restated consolidated financial statements as of Dec.31, 2011 to U.S dollar
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas	2,938.9	3,802.7	+2.6	3,805.3

a)	Converted at the closing exchange rate of 1.2939 U.S.$ per euro
b)

Differences between historical currency exchange rates and the closing rate of 1.2939 U.S.$ per 1 euro, including U.S.$(17) millions translation adjustments from the mother company presented in other reserves.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 10th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP